

December 9, 2021

Anat Ashkenazi
Senior VP and Chief Financial Officer
Eli Lilly & Co
Lilly Corporate Center
Indianapolis, Indiana 46285

Re: Eli Lilly & Co
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 17, 2021
Form 8-K furnished October 26, 2021
File No. 001-06351

Dear Ms. Ashkenazi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 8-K furnished October 26, 2021

Exhibit 99.1 Earnings Release
Reconciliation of GAAP Reported to Selected Non-GAAP Adjusted Information (Unaudited), page 26

1. You include acquired in-process research and development as one of your non-GAAP adjustments and state that these costs were associated with upfront payments for acquired in-process research and development projects acquired in a transaction other than a business combination. You also include a similar non-GAAP adjustment in your earnings release for the year ended December 31, 2020. Please address the following:

Anat Ashkenazi
Eli Lilly & Co
December 9, 2021
Page 2

- For each asset acquisition for which you recorded acquired IPR&D in 2020 and the nine months ended September 30, 2021, clarify for us whether you acquired the associated research & development project outright or acquired the rights to the product candidate and/or related technology under a license agreement. In this regard, we note disclosures in both your Form 10-K for the year ended December 31, 2020 and your Form 10-Q for the quarterly period ended September 30, 2021 that appear to distinguish between acquisitions and business development transactions or other collaborations.
- For each type of acquired IPR&D transaction (i.e., asset acquisitions, license agreements, etc.), explain to us why you believe it is appropriate to include non-GAAP adjustments for these upfront payments given that these expenditures appear to be normal, recurring, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Li Xiao at (202) 551- 4391 or Angela Connell, Accounting Branch Chief, at (202) 551- 3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences